SECURITIES AND EXCHANGE COMMISSION
Washington, DC

In the matter of                                                                                                                                                               CERTIFICATE OF
Kansas City Power & Light Company, et al.                                                                                                                     NOTIFICATION
File No. 70-9861

Public Utility Holding Company Act of 1935

Great Plains Energy Incorporated, a Missouri corporation and a registered holding company ("Great Plains Energy"), hereby submits on behalf of itself and certain of its subsidiaries, the following pursuant to Rule 24 of the Public Utility Holding Company Act of 1935 (the "Act") and the Commission's Order dated September 7, 2001, in the above docket (HCAR 27436) (the "Order"). This Certificate reports activity for the calendar quarter ended June 30, 2002. Capitalized terms not defined herein have the meanings ascribed to them in the Order.

1.  The sales of any Common Stock by Great Plains Energy and the purchase price per share and the market price per share at the date of the agreement of sale:

N/A

2.  The total number of shares of Common Stock issued or issuable under options granted during the quarter under any Stock Plan or otherwise:

N/A

3.  If Common Stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted to the acquirer:

N/A

4.  The amount and terms of any long-term debt, Preferred Stock, or other forms of preferred or equity-linked securities issued directly or indirectly during the quarter by Great Plains Energy:

None

5.  The amount and terms of any Short-term Debt issued by Great Plains Energy or Kansas City Power & Light Company during the quarter:

A.  Great Plains Energy outstanding borrowings during the second quarter under its 364-day revolving loan facility ranged from $160-192 million. The borrowings represented both eurodollar rate borrowings ranging from $160-192 million at an average interest rate of 2.70%, and prime rate borrowings ranging from $0-2 million at an average interest rate of 4.75%. Total outstanding under the revolving facility at 6-30-02 was $192 million.

B.  Kansas City Power & Light Company borrowed $3.875 million on April 1, 2002, for one day, under a 364-day revolving loan facility. The interest rate was 2.56%. Total outstanding under the revolving facility at 6-30-02 was $0.

C.  Commercial paper issued and outstanding during the quarter by Kansas City Power & Light Company through Bank One and Merrill Lynch ranged from $29.3 million -$106.6 million. The outstanding balance at June 30,2002, totaled $94.9 million at an average interest rate of 2.03%.

6.  The name of the guarantor and of the beneficiary of any Great Plains Energy Guarantee or Nonutility Subsidiary Guarantee issued during the quarter, and the amount, terms and purposes of the Guarantee:

			Term	Term
Guarantor	Subsidiary	Amount	Start	End	Purpose
Great Plains Energy (Note 1)	Strategic Energy, L.L.C.	20,500,000	6/14/02	6/30/03	credit support
Great Plains Energy (Note 1)	Strategic Energy, L.L.C.	16,000,000	4/1/02	4/1/03	credit support
Great Plains Energy (Note 2)	Strategic Energy, L.L.C.	92,101,655	5/23/02	Undetermined	credit support
Great Plains Energy (Note 3)	Strategic Energy, L.L.C.	---	5/23/02	Undetermined	credit support
KLT Energy Services, Inc. (Note 4)	Strategic Energy, L.L.C.	920,000	6/13/02	6/13/07	credit support
Great Plains Energy (Note 5)	Strategic Energy, L.L.C.	---	5/23/02	Undetermined	credit support
Great Plains Energy (Note 6)	KLT Inc.	800,000	5/17/02	Undetermined	surety
KLT Inc. (Note 7)	Strategic Energy, L.L.C.	2,500,000	5/17/02	7/31/02	credit support

Note 1:  Great Plains Energy issued a direct guaranty in favor of a counterparty and for the benefit of Strategic Energy, L.L.C.

Note 2:  On May 23, 2002, Strategic Energy, L.L.C. and Great Plains Energy entered into an Agreement of Indemnity with the Federal Insurance Company. The agreement covers all then-outstanding bonds issued on behalf of Strategic Energy, L.L.C. In connection with the issuance of the agreement, KLT Inc. was released from its pre-existing indemnification obligations for these bonds; the effect of the transaction was to substitute Great Plains Energy for KLT Inc. as an indemnitor of the bonds.

Note 3:  On May 23, 2002, Strategic Energy, L.L.C. and Great Plains Energy entered into a General Agreement of Indemnity with the Federal Insurance Company. The agreement covers all bonds to be issued on behalf of Strategic Energy, L.L.C. from date of agreement into the future. The agreement is not limited by dollar amount.

Note 4:  KLT Energy Services Inc. issued a guaranty in favor of the Chief Executive Officer of Strategic Energy, L.L.C. in connection with certain obligations under an employment contract between that officer and Strategic Energy, L.L.C.

Note 5:  Great Plains Energy guarantees Strategic Energy, L.L.C.'s letter of credit facility with PNC Bank. The full amount of the PNC Bank letter of credit facility ($25 million) was reported in the first quarter 2002 Rule 24 Certification. The aggregate change in usage under the letter of credit facility in the second quarter was a reduction of $4,902,210.

Note 6:  Great Plains Energy signed as surety a certain appeal bond issued by KLT Inc. in favor of Mprove Inc., in the amount of $800,000, in connection with an appeal by KLT Inc. of a judgement in favor of Mprove Inc. in the Circuit Court of Jackson County, Missouri.

Note 7:  KLT Inc. issued a guaranty in favor of a counterparty and for the benefit of Strategic Energy, L.L.C.

7.  The amount and terms of any financings consummated by any Nonutility Subsidiary during the quarter that are not exempt under rule 52:

N/A

8.  The notional amount and principal terms of any Interest Rate Hedge entered into during the quarter and the identity of the parties to the instruments:

N/A

9.  The name, parent company, and amount invested in any new Intermediate Subsidiary or Financing Subsidiary during the quarter:

     Innovative Energy Consultants, Inc., was formed on June 21, 2002. The company will be a wholly-owned direct Intermediate Subsidiary of Great Plains Energy when stock is issued. No amounts have been invested in the company to date.

10.  A list of Form U-6B-2 statements filed with the Commission during the quarter, including the name of the filing entity and the date of the filing:

     U-6B-2 filed by Kansas City Power & Light Company, a subsidiary of Great Plains Energy Incorporated, dated April 2, 2002.

     U-6B-2 filed by Great Plains Energy, on behalf of its subsidiaries Strategic Energy, L.L.C. and R.S. Andrews Enterprises, Inc., dated April 2, 2002.

     U-6B-2 filed by Great Plains Energy on behalf of its subsidiary Strategic Energy, L.L.C. dated April 22, 2002.

     U-6B-2 filed by Great Plains Energy on behalf of itself and certain of its subsidiaries, dated May 30, 2002.

     U-6B-2 filed by Strategic Energy, L.L.C., a subsidiary of Great Plains Energy, dated May 31, 2002.

     U-6B-2 filed by KLT Inc., a subsidiary of Great Plains Energy dated May 31, 2002.

11.  Consolidated balance sheets as of the end of the quarter, and separate balance sheets as of the end of the quarter for each company, including Great Plains Energy, that has engaged in any jurisdictional financing transactions during the quarter:

     The consolidated balance sheets of Great Plains Energy and Kansas City Power & Light Company are incorporated by reference to the current report on form 10-Q dated 8-12-02 in File No. 000-33207 and 001-00707.

     Balance sheets for KLT Inc. and KLT Energy Services Inc. are being filed confidentially pursuant to Rule 104.

S I G N A T U R E

     Pursuant to the requirements of the Act, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  August 29, 2002.

Great Plains Energy Incorporated

By:_________________________
    Andrea F. Bielsker
    Senior Vice President - Finance, Chief
     Financial Officer and Treasurer